Fulbright & Jaworski l.l.p.
A Registered Limited Liability Partnership
666 Fifth Avenue, 31st Floor
New York, New York 10103-3198
www.fulbright.com

lspector@fulbright.com	telephone:	(212) 318-3000
direct dial: (212) 318-3279	facsimile:	(212) 318-3400

June 12, 2007

Via Federal Express and Filed Via Edgar

Jeffrey P. Riedler
Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Mail Stop 6010
Washington, D.C. 20549-0305

Re:	Vion Pharmaceuticals, Inc. Registration Statement on Form S-3 Filed on April 3, 2007 File No. 333-141849

Dear Ms. Barros:

On behalf of Vion Pharmaceuticals, Inc. (the ‘‘Company’’), we hereby submit to you Amendment No. 2 to the Company’s above-referenced Registration Statement on Form S-3, reflecting changes made in response to the Staff’s comment letter dated May 29, 2007 and to update certain disclosures.

All responses to the comments set forth in this letter are submitted on behalf of the Company at its request. Set forth after each numbered paragraph, each of which corresponds to the numbered paragraphs of the May 29, 2007 comment letter, are the Company’s responses to the Staff’s comments.

1.	Selling Securityholders, page 68

It appears that the total amount of notes beneficially owned by the selling securityholders that you have listed adds up to $63,000,000, which exceeds the amount of notes related to this offering by $3,000,000. It also appears that the number of shares of common stock issuable upon conversion of the notes for the selling securityholders that you have listed adds up to 32,812,479, which exceeds the amount being registered for resale by 1,562,499. Please review the numbers presented in this table. The totals in this table should be consistent with the total amount of notes and securities being registered for resale.

United States Securities and Exchange Commission
June 12, 2007

To respond to your comment we asked each of the Selling Securityholders to confirm their current holdings of the Company’s notes and warrants and to report any changes to the information previously provided to the Company. The revised table, which begins on page 71 of the prospectus, contains a total of $60,000,000 principal amount notes convertible into 31,249,980 shares of the Company’s common stock at a conversion price of approximately $1.92 per share.

2.	Relationships between the issuer and selling security holders

We note your response to our prior comment 9 and we are not in receipt of the Purchase Agreement dated February 13, 2006 by and between CRT and the company. Please provide us a copy of this agreement.

We sent a copy of this agreement to Sonia Barros of your office via fax on May 30, 2007. To avoid any confusion, we are providing an additional copy of said agreement together with the tape bound copies of the registration statement accompanying the paper copy of this letter.

Please contact me at (212) 318-3279 or Erik Mengwall at (212) 318-3015, if you have any questions or comments regarding this letter.

Very truly yours,
/s/ Lawrence A. Spector
Lawrence A. Spector

cc:	Sonia Barros Michael Reedich Alan Kessman